BIT DIGITAL, INC.

33 Irving Place

New York, NY 10003

January 19, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 5 to Registration Statement on Form F-3
Last Filed January 18, 2022 - File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 19, 2022.

Set forth below is the Company’s response, which comment is repeated below for reference.

Amendment No. 5 to Registration Statement on Form F-3

Risk Factors

Regulatory bodies of the United States may be limited in their ability to conduct investigations, page 19

1.       Refer to your response to comment 1. On page 19, we note that you continue to state that "[o]n December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three." Please revise to clarify that, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC to prohibit an issuer's securities from trading on a U.S. national securities exchange and in the over-the-counter market if the auditor is not subject to PCAOB inspection for three years. In addition, please replace your deleted disclosure describing the impact of the HFCAA, which stated that "[a]ccordingly, [y]our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchange if [y]our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in [y]our ordinary shares being delisted."

Response No. 1

This comment has been complied with on pages 2 and 20.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes, Esq. (Sullivan & Cromwell LLP)

●	Since we terminated our bitcoin mining operations in China in June 2021, and by September 30, 2021, have migrated previously warehoused miners out of China, no assets remained in mainland China. The management of our digital assets by Bit Digital Strategies Limited, a Hong Kong subsidiary, has taken place since at least June 2021 outside of mainland China in the U.S. and Hong Kong. The Company’s employees are employed through its U.S., Cayman Islands and Hong Kong entities. Of our remaining employees in China, several of such persons currently physically work in Hong Kong. Further, all of these persons would be expected to physically work in Hong Kong, leaving us with no personnel in mainland China, if not for the ongoing COVID-19 related travel restrictions between mainland China and Hong Kong. We have no office location in mainland China. Notwithstanding the termination of our bitcoin mining operations in China, we presently intend to continue our limited administrative activities described above in China and Hong Kong through our Hong Kong subsidiaries, in order to take advantage of our existing bitcoin mining relationships and continue to access the spot market and Chinese manufacturers of bitcoin mining equipment, and in the case of Hong Kong, related to the administration of our treasury management objectives. See “Risk Factors – General Risks – Risks Related to Doing Business in China – We may be subject to fines and penalties for any noncompliance with or liabilities in our historical business in China in a certain period from now on” and “Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” beginning on page 15.

●	As of the date of this prospectus, we are not required to obtain approval or prior permission of this offering from the China Securities Regulatory Commission (the “CSRC”) or any other Chinese regulatory authority under the Chinese laws and regulations currently in effect. As of the date of this prospectus, neither we nor any our subsidiaries have been informed by the CSRC, Cybersecurity Administration of China (the “CAC”) or any other Chinese regulatory authority of any requirements, approvals or permissions that we should obtain prior to this offering. However, as there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws and regulations will be interpreted or implemented, there can be no assurances that we will not be subject to such requirements, approvals or permissions in the future. If we are unable to comply in the future, we could become subject to penalties, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. For additional information, see “Risk Factors – Risks Related to Doing Business in China” beginning on page 13.

●

The Company’s auditor, Audit Alliance LLP, is PCAOB registered and based in Singapore. Under the Holding Foreign Companies Accountable Act (the “HFCAA”), the PCAOB is permitted to inspect our independent public accounting firm. There is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access of the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA to reduce the number of non-inspection years from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCAA, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. On December 16, 2021, the PCAOB issued its HFCAA Determination Report to notify the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong because of the positions taken by authorities in mainland China and Hong Kong. As stated above, our current auditors are based in Singapore and the PCAOB is permitted to inspect and investigate them. For additional information, see “Risk Factors – Risks Related to Doing Business in China” beginning on page 13.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

The increased regulatory scrutiny focus on U.S.-listed companies with operations in China could add uncertainties to our business operations, share price and reputation. Although the audit reports of Audit Alliance LLP incorporated by reference into this prospectus are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq or the over-the-counter market, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspection for two consecutive years instead of three.

U.S. public companies that have or had a substantial portion of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate government policies or a lack of adherence thereto and, in many cases, allegations of fraud.

In recent years, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditors are not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act. The PCAOB notified the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of the positions taken by authorities in mainland China and Hong Kong. While we understand that there has been dialogue among the China Securities Regulatory Commission, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, and the audit reports of Audit Alliance LLP incorporated by reference into this prospectus are prepared by Singapore auditors who are subject to inspection and investigation by the PCAOB, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators in the future. The market prices of our ordinary shares and/or other securities could be adversely affected as a result of possible negative impacts of the HFCA.

Our Hong Kong subsidiaries could become subject to the direct oversight of the PRC government at any time if the National laws of mainland China are applied to Hong Kong.

The national laws of the PRC, including but not limited to (i) the Cybersecurity Review Measures which become effective on February 15, 2022; and (ii) approval by the Chinese Securities Regulatory Commission (“CSRC”) or any other Chinese regulatory authority to approve or permit our offering of securities in the U.S., do not currently apply to our Hong Kong subsidiaries, except for those listed in the Basic Law of Hong Kong and set forth under “Risk Factors” below. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how these laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future.

19

Pursuant to Article 18 of the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”), “The laws in force in the Hong Kong Special Administrative Region shall be the Basic Law, the laws previously in force in Hong Kong as provided for in Article 8 of this Law, and the laws enacted by the legislature of the Region. National laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in Annex III to the Basic Law. The laws listed therein shall be applied locally by way of promulgation or legislation by the Region. Also, regarding the Annex III and several Instruments of the Basic Law, National Laws, which have applied in Hong Kong until now are as following:

Resolution on the Capital, Calendar, National Anthem and National Flag of the PRC; Resolution on the National Day of the PRC; Declaration of the Government of the PRC on the Territorial Sea; Nationality Law of the PRC; Regulations of the PRC Concerning Diplomatic Privileges and Immunities; Law of the PRC on the National Flag; Regulations of the PRC Concerning Consular Privileges and Immunities; Law of the PRC on the National Emblem; Law of the PRC on the Territorial Sea and the Contiguous Zone; Law of the PRC on Garrisoning the Hong Kong Special Administrative Region; Law of the PRC on the Exclusive Economic Zone and the Continental Shelf; Law of the PRC